UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2017

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File Number 000-13660

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Retirement Savings Plan for Employees of Seacoast National Bank

Stuart, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Supplemental Information

The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

We have served as the Plan’s auditor since 2017.

Fort Lauderdale, Florida

June 28, 2018

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments, at fair value (Note 4)
Mutual funds	$51,285,560	$39,465,154
Collective trust	4,702,365	5,129,886
Company common stock	3,567,143	3,316,787
	59,555,068	47,911,827

Receivables
Employer contributions	62,339	53,719
Participant contributions	127,759	105,621
Notes receivable from participants	234,421	173,590
Accrued dividends and interest	5,339	8,060
	429,858	340,990

Non-interest bearing cash	6,211	2,159

Total assets	59,991,137	48,254,976

LIABILITIES
Pending trades	184,438	135,699

Total liabilities	184,438	135,699

NET ASSETS AVAILABLE FOR BENEFITS	$59,806,699	$48,119,277

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

Investment income
Dividends and interest	$937,950
Net appreciation in fair value of investments	7,660,393
8,598,343

Interest income on notes receivable from participants	6,589

Contributions
Employer’s	1,902,055
Participants’	3,793,182
Rollover	1,547,471
7,242,708

Other Income	569

Total additions	15,848,209

Benefits paid to participants	(3,991,817)
Administrative fees	(168,970)
Total deductions	(4,160,787)

Net increase	11,687,422

Net assets available for benefits
Beginning of year	48,119,277

End of year	$59,806,699

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the “Plan”) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and was formed effective January 1, 1983. The Plan, which has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service (IRS) Regulations, permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the “Bank” or “Employer”) who have at least 90 days of service.

The Plan has contracted with BMO Harris Bank N.A. (“BMO”) to act as custodian under the plan and One America Retirement Services LLC (“One America”) as record keeper under the Plan and therefore BMO and One America are each a party-in-interest to the Plan. Under the contract with BMO and One America, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the Employer, and earnings, and is charged with his or her withdrawals and an allocation of administrative expenses and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, which includes mutual funds, the collective trust fund and common stock of Seacoast Banking Corporation of Florida (Company), the parent company of the Bank.

Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual eligible compensation. Participants can also elect to make Roth 401(k) contributions to the Plan by means of payroll deduction. Participant contributions were subject to an overall annual limitation of $18,000 for 2017. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits of $6,000 for 2017. The Plan includes an automatic contribution arrangement that applies to new participants or rehired participants. Plan participant salary deferrals less than 5% are automatically increased 1% at the beginning of each plan year until the 5% threshold is met.

Employer Contributions: The Plan was amended effective January 1, 2014 to become a safe harbor plan and provide a safe harbor match contribution. The matching contribution is subject to certain eligibility requirements as defined by the Plan and is equal to 100% of the first 3% of base compensation and 50% of the next 2% of base compensation that a participant contributes to the Plan for the year ended December 31, 2017.

On October 21, 2016, the board of directors approved an amendment to redefine eligibility for the Bank’s discretionary profit sharing contribution; effective January 1, 2017, the contribution will only be allocated to eligible participants with compensation of $75,000 or less. For the year ended December 31, 2017, there was no non-elective profit sharing contribution paid by the Bank.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary contributions and the Employer matching contribution. Discretionary profit sharing contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.

Payment of Benefits: Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship, as defined. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined quarterly by BMO. Principal and interest are paid through payroll deductions and are paid back over a period not to exceed five years, unless the loan is for the purpose of purchasing a primary residence. For loans used to purchase a primary residence, the loan repayment period may not exceed ten years.

Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the Employer’s contributions under the Plan. Forfeited amounts are used to reduce future Employer contributions or administration expenses. Remaining forfeitures at December 31, 2017 and 2016 totaled $8,791 and $2,988, respectively. For the year ended December 31, 2017, $7,632 in forfeitures were utilized to offset expenses.

Administrative and Investment Management Fees: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and custodian fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investments including Company common stock. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions and earnings thereon.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Company common stock: Valued at the closing price reported on the active market on which the securities are traded (level 1 input).

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (level 1 inputs).

Collective Trust: The BMO Employee Benefit Stable Principal Fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of maintaining safety of principal while generating a level of current income generally exceeding that of a money market fund. The fair values of participation units in the fund are based upon the daily net asset values of such fund. The net asset value is used as a practical expedient to estimate fair value. The fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements. The fund managers may limit withdrawals in order to maintain sufficient liquidity.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4 – FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements at December 31, 2017
	(Level 1)	(Level 2)	(Level 3)	Total
Investments in the fair value hierarchy:
Mutual funds	$51,285,560	$-	$-	$51,285,560
Seacoast Banking Corporation common stock	3,567,143	-	-	3,567,143

Investments measured at net asset value:
BMO Employee Benefit Stable Principal Fund[1]	-	-	-	4,702,365
	$54,852,703	$-	$-	$59,555,068

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4 – FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements at December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Investments in the fair value hierarchy:
Mutual funds	$39,465,154	$-	$-	$39,465,154
Seacoast Banking Corporation common stock	3,316,787	-	-	3,316,787

Investments measured at net asset value:
BMO Employee Benefit Stable Principal Fund[1]	-	-	-	5,129,886
	$42,781,941	$-	$-	$47,911,827

1 In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

There were no transfers between levels during 2017 or 2016.

NOTE 5 – INCOME TAX STATUS

The IRS has determined and informed the Bank, by letter dated January 27, 2015, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. Although the Plan has been amended since receiving the letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. The Plan holds units of a collective trust account managed by BMO Harris Bank N.A., the Plan trustee, and mutual funds managed by BMO Harris, which qualify as party-in-interest investments. The Plan’s payments of trustee fees to BMO and audit fees to Crowe Horwath qualify as party-in-interest transactions. The Plan also holds shares of Company common stock. At December 31, 2017 and 2016, the Plan held 141,230 and 150,353 shares, respectively, of the Company’s common stock with a fair value of $3,567,143 and $3,316,787, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 7 – PLAN ACQUISITIONS

On April 7, 2017, the Company acquired GulfShore Bancshares, Inc. (“GulfShore”) including its subsidiary bank GulfShore Bank. GulfShore had sponsored a 401(k) plan. GulfShore’s plan assets were held with Voya Financial. Prior to acquisition, Gulfshore’s 401k was terminated and plan assets were distributed to the plan’s participants. Former employees of GulfShore who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on April 16, 2017.

On October 20, 2017, the Company acquired NorthStar Banking Corporation (“NorthStar”); including its subsidiary bank NorthStar Bank. NorthStar had sponsored a 401(k) plan. NorthStar’s plan assets were held with PAi Trust Company. Prior to acquisition, NorthStar’s 401k was terminated and plan assets were distributed to the plan’s participants. Former employees of NorthStar who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on November 1, 2017.

On November 3, 2017, the Company acquired Palm Beach Community Bank. Palm Beach Community Bank had sponsored a 401(k) plan. Palm Beach Community Bank’s plan assets were held with PayChex. Prior to acquisition, Palm Beach Community Bank’s 401k was terminated and plan assets were distributed to the plan’s participants. Former employees of Palm Beach Community Bank who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on December 1, 2017.

SUPPLEMENTAL SCHEDULES

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2017

Name of plan sponsor:	Seacoast National Bank
Employer identification number:	59-0193820
Three-digit plan number:	002

Check here if Late Participant Loan Repayments are Included	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$ -	$ 96	$ -	$ -

See independent auditor’s report.

13

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
		`
	Mutual funds
	Vanguard Funds	Vanguard Small Cap Index Fund	**	$619,203

	T Rowe Price	T Rowe Price New Horizons Fund	**	1,430,517

	Janus Funds	Janus Enterprise Fund	**	2,098,054

	TIAA-Cref.	TIAA-CREF Institutional Mid Cap Value Fund	**	1,185,576

	T Rowe Price	T Rowe Price Growth Stock Fund	**	3,394,447

	Vanguard Funds	Vanguard Total Intl. Stk. Index Fund Signal	**	1,579,677

	Vanguard Funds	Vanguard Institutional Index Fund	**	12,072,994

	Federated Funds	Government OBLIG	**	175,417

	Dodge & Cox	Dodge & Cox Stk Fd Com #145	**	2,945,242

	Dodge & Cox	Dodge & Cox International Stock	**	371,667

	Baird Funds	Core Plus Bond Fund INST	**	1,793,312

	Delaware Funds	Delaware Small Cap Value	**	830,394

	Wells Fargo	Emerging Markets Fund INST	**	245,227

(Continued)

14

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Mutual Funds (Continued)
	American Century	Inflation-Adjusted Bond Fund Class R5	**	$87,463

	Vanguard Funds	Vanguard Mid Cap Index Fund	**	928,509

*	BMO Funds	BMO Balanced Allocation Fund	**	4,055,162

*	BMO Funds	BMO Aggressive Allocation Fund	**	819,214

*	BMO Funds	BMO Conservative Allocation Fund	**	403,545

*	BMO Funds	BMO In-Retirement Fund Portfolio	**	373,036

*	BMO Funds	BMO Target Retirement 2020 Fund CL R6	**	4,728,888

*	BMO Funds	BMO Target Retirement 2030 Fund CL R6	**	5,791,702

*	BMO Funds	BMO Target Retirement 2040 Fund CL R6	**	3,498,893

*	BMO Funds	BMO Target Retirement 2050 Fund CL R6	**	1,857,421

	Collective trust
*	BMO Harris Bank N.A.	BMO Employee Benefit Stable Principal Fund	**	$4,702,365

(Continued)

15

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

(c)
Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

Company common stock
*	Seacoast Banking Corporation of Florida	Company common stock	**	$3,567,143

*	Participant loans
	Participant Loans	Interest rates of 3.25% to 4.25%	**	$234,421

$59,789,489

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:	June 28, 2018	By:	/s/ Charles M. Shaffer
Charles M. Shaffer
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Certified Public Accounting Firm